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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    Under the Securities Exchange Act of 1934


                           For the month of April 2005


                            Deutsche Bank Corporation
                 (Translation of Registrant's Name Into English)

                        Deutsche Bank Aktiengesellschaft
                                 Taunusanlage 12
                             60325 Frankfurt am Main
                                     Germany
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X           Form 40-F
                                  -----             -----

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes              No  X
                                  -----           -----

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Deutsche Bank reports  pre-tax  profit of Euro 1.8 billion for the first quarter
2005

Frankfurt am Main, 28 April 2005 - Deutsche Bank reported income before income taxes of E 1.8 billion for the first quarter 2005, after restructuring expenses of E 168 million. Pre-tax return on average active equity was 30 per cent, compared to 24 per cent in the prior year first quarter. Before restructuring expenses, pre-tax return on average active equity was 33 per cent. This figure compares with the Group's published target of 25 per cent for 2005.

Net income for the quarter was E 1.1 billion, up by 17 per cent compared to E 941 million in the first quarter 2004. Adjusted after-tax return on average active equity was 19 per cent, compared to 15 per cent in the first quarter 2004 and 11 per cent in the full year 2004. Diluted earnings per share for the quarter were E 2.09, up by 25 per cent compared to E 1.67 per share in the first quarter 2004.

These figures will be presented this morning to the Audit Committee of the Supervisory Board. They considerably exceed market expectations.

The complete Interim Report and the Earnings Release for the first quarter 2005 will be published on 29 April 2005 as scheduled.

This Report on Form 6-K is not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our Business Realignment Program, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2005 on pages 7 through 11 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        DEUTSCHE BANK AKTIENGESELLSCHAFT


Date:  April 28, 2005
                                        By:  /s/ Krekeler
                                           ---------------------------
                                           Name: Hans-Dirk Krekeler
                                           Title: General Counsel to the
                                           Board of Managing Directors


                                        By:  /s/ Anthony Di Iorio
                                           ---------------------------
                                           Name: Anthony Di Iorio
                                           Title: Group Controller